HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                                                         (303) 839-0061
Fax: (303) 839-5414

                                  July 11, 2017

John Stickel
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      RE:   The Diamond Cartel, Inc.
            Registration Statement on Form S-1
            File No. 333-215884

     This office represents The Diamond Cartel, Inc. (the "Company"). This letter provides the Company's responses to the comments received from the staff by letter dated June 30, 2017. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter.

     1. As stated on our letter to you of June 14, 2017, below is a listing of four companies that filed registration statements with the Securities and Exchange Commission and which indicated in their registration statements that they were "blank check" companies.

      Name                                Registration Number
      ------                              -------------------

      M.I. Acquisition, Inc.                  333-212675
      KLR Energy Acquisition Corp.            333-209041
      Stellar Acquisition III. Inc.           333-212377
      Forum Merger Corporation                333-216842

     At the time the registration statements of these issuers were filed, and at the time these registration statements became effective, none of these issuers had net tangible assets above $5,000,000. As a result, and in accordance with Rule 3a51-1 of the Commission, the shares which were registered by these companies were penny stocks. However, the Commission has adopted the position that an issuer will not be deemed to issue penny stock if it has a minimum of $5 million of net tangible assets immediately following its IPO.

     We believe the same principle should apply to the Company. The Company plans to acquire another entity solely with shares of its common stock. When the Company enters into negotiations with the target entity Section (a)(2)(i) will not apply since the Company no longer has the intention of acquiring an unidentified company.

      Rule 419 was designed to prevent issuers from:

          o selling stock to the public and using the offering proceeds to acquire a company which the investors most likely never heard of at the time they made their investment; and

          o not providing the investors with the right to approve the acquisition of the target company.

      In the case of the Company's offering:

          o    the Company is not receiving money from any investors; and

          o the persons that acquire the securities offered by the Company will have approved the terms and conditions of the acquisition.

     Section 508 of the Penny Stock Reform Act was not intended to deal with offerings which:

          o    do not involve the sale of securities for cash; and

          o allow investors to approve the terms of the offering before any consideration is exchanged.

     By way of example, Section 508(b)(1)(B) of the Penny Stock Reform Act provides as follows:

          o (B) place limitations on the use of such proceeds and the distribution of securities by such issuer until the disclosures required under subparagraph (A) have been made.

     In the case of the Company's offering, there will be no cash proceeds and, as discussed in our letter of June 14, 2017, the Company will not issue any of its securities until the disclosures required under Section 508(b)(1)(A) have been made.

     Likewise, Securities Act Release 33-6932, which adopted Rule 419, provides extensive discussion of the "proceeds received pursuant to a blank check offering". See, for example, Sections II.A.1 and II.C. of Release 33-6932.

     Finally, in the type of offering which the Company proposes, it is impossible to comply with Rule 419(e).

     Nevertheless, we are of the opinion that the Company's offering, as outlined in our June 14, 2017 letter and in Amendment No. 2 to the Company's Registration Statement, complies with the spirit of Rule 419 and avoids the abuses which Rule 419 was designed to prevent.


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


     2. The Company will remove the reference to itself as a "special purpose acquisition company".

     3. The Company cannot provide the disclosures required by Form S-4 since the Company has not, at this time, identified a potential acquisition. Once the Company has identified a potential acquisition, as discussed in Amendment No. 2 to its Registration Statement, the Company will provide Form S-4 level disclosures by means of a post-effective amendment to its registration statement.

     4. Between 2005 and 2008, the Company:

          o had numerous discussions with jewelers in New York's diamond district concerning purchasing gems at wholesale prices;

          o hired a consultant to assist the Company in the development of its Business Plan;

          o hired a consultant to develop a compensation plan for the Company's distributors; and

          o    developed a website;

          o spent approximately $400,000 in an effort to establish the Company's business.

     See also the last sentence of the first paragraph of Section II.A. of Release 33-6932:

        "Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering."

     For these reasons, we believe the Company was not a "shell company" when it sold its 256,000 shares.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                          William T. Hart



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